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                     June 10, 2021

       John Hartung
       Chief Financial Officer
       Chipotle Mexican Grill, Inc.
       610 Newport Center Drive, Suite 1300
       Newport Beach, CA 92660

                                                        Re: Chipotle Mexican
Grill, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-32731

       Dear Mr. Hartung:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services